SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒          Form 40-F  ☐

Explanatory Note:

On June 1, 2024, the Registrant’s Audit Committee and Board of Directors approved and ratified the appointment of Enrome LLP as the Registrant’s independent registered public accounting firm and dismissal of the Registrant's previous independent auditors, Yu Certified Public Accountant PC (“Yu CPA PC”) on the same date.

Yu CPA PC has not issued an audit report with respect to the Registrant’s financial statements for the year ended December 31, 2023. During the Registrant’s most recent fiscal year ended December 31, 2023 through the dismissal of Yu CPA PC on June 1, 2024, there was no adverse opinion, disclaimer, qualification or modification as described in Item 304(a)(1)(ii) of Regulation S-K.

During the year ended December 31, 2023 through the dismissal of Yu CPA PC on June 1, 2024, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F, except as described as follows: Yu CPA PC has advised the Registrant that Yu CPA PC believes the Registrant’s financial statements for each of the two years ended December 31, 2022 may contain material restatements in the financial statements for each of the two years ended December 31, 2022. Also, Yu CPA PC was notified by the Registrant that the Registrant was unable to obtain the consent from the predecessor auditor for the audits for each of the two years ended December 31, 2022 within valid time.

During the two most recent fiscal years ended December 31, 2023 and 2022 and any subsequent interim period prior to engaging Enrome LLP, neither the Registrant nor anyone on its behalf consulted Enrome LLP regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to the Registrant that Enrome LLP concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Registrant has provided Yu CPA PC with a copy of the disclosures the Registrant is making in this Current Report on Form 6-K and has filing as Exhibit 99.1 the letter from Yu CPA PC stating that Yu CPA PC agrees or has no basis to agree or disagree with the disclosures made herein.

Exhibits No.	Description
99.1	Letter from Yu Certified Public Accountant PC dated June 3, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: June 4, 2024	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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